TYLERSTONE VENTURES CORPORATION

                               1136 Martin Street
                          White Rock, British Columbia
                                 Canada, V4B 3V9

                               (TEL: 604-780-7659)

July  28,  2005

United  States  Securities  and  Exchange  Commission
Division  of  Corporation  Finance
450  Fifth  Street,  N.W.
Washington,  D.C.
20549

Attention:     Mr.  Jacob  Fien-Helsfand

Dear  Mr.  Helsfand:

In discussions between our accountant and yourself this morning, he advised you an error was made in filing an amendment to our Form SB-2A. In error we incorrectly filed it as a Form S-BA rather than a Form SB-2A. We are requesting that the filing be withdrawn.

The  following  is  the  information  which  relates  to  the  incorrect filing:

          Accession  number:     0001157443-05-000029
          Filing  date:          2005-07-21
          Accepted:          2005-07-21     15:59:57

We  will  file  the  Form  SB-2A  today.

Thank  you  for  assisting  us  in  the  correction  of  the  above noted error.

Yours  very  truly:
Tylerstone  Ventures  Corporation

Per:     /s/  "Laurence  Stephenson"
----     ---------------------------
Principal  Executive  Officer,  President
and  Director